UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 4)
Costamare Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

Y1771G102
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☑            Rule 13d-1(d)
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1771G102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christos Konstantakopoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 16,939,216[1]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 16,939,216
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,939,216
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7%[2]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Christos Konstantakopoulos owns 9,518,389 shares directly and 7,420,827 shares indirectly through Vasska Maritime Investments S.A., a Marshall Islands corporation.

2  The percent ownership is calculated based upon an aggregate of 90,424,881 shares outstanding.

CUSIP No.	Y1771G102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vasska Maritime Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,420,827[3]
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 7,420,827
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,420,827
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%[4]
12	TYPE OF REPORTING PERSON (See Instructions) CO

3  Vasska Maritime Investments S.A. is controlled by Christos Konstantakopoulos, resulting in his indirect ownership of all 7,420,827 shares of common stock of Costamare Inc.

4  The percent ownership is calculated based upon an aggregate of 90,424,881 shares outstanding.

Item 1.

	(a)	Name of Issuer:

Costamare Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

7 Rue du Gabian MC98000 Monaco

Item 2.

	(a)	Name of Persons Filing:

Christos Konstantakopoulos Vasska Maritime Investments S.A.

	(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each person named in Item 2(a) above is: c/o Costamare Shipping Company S.A. 60 Zephyrou Street & Syngrou Avenue 17564 Athens, Greece

	(c)	Citizenship:

Christos Konstantakopoulos is a citizen of Greece.

Vasska Maritime Investments S.A is a Marshall Islands corporation.

	(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: Y1771G102

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.		Ownership.

Ownership is as of December 31, 2016.

The information in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.		Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2017

By:	/s/ Christos Konstantakopoulos
Name: Christos Konstantakopoulos

By:	/s/ Christos Konstantakopoulos
Name: Vasska Maritime Investments S.A.